LAW OFFICES
SAVAGE, YEATES & WALDRON, P.C.
A PROFESSIONAL CORPORATION
SUITE 500
170 SOUTH MAIN STREET
SALT LAKE CITY, UTAH 84101
TELEPHONE (801) 328-2200
TELECOPIER (801) 531-9926

E. Scott Savage
Kenneth W. Yeates
Stephen R. Waldron
Kyle C. Thompson

Mark O. Van Wagoner
(of counsel)

February 22, 2011

Beverly A. Singleton
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re: Barclay Road, Inc. Amended Form 8-K

Dear Ms. Singleton:

I am counsel for the above captioned company and this letter is shall serve as Barclay Road, Inc.'s response to your letter dated February 8, 2011. Pursuant to the Staff's comments, Barclary Road, Inc. has filed an amended Form 8-K on February 18, 2011 in connection with its change in accountants. Below are the company's responses to the numbered comments in your letter.

Regarding comment numbers 1 through 3 of your letter, please note that the disclosures in the Amended Form 8-K track the language and organization of Item 304(a) through Item 304(b) of Regulation S-K. The required information regarding the company's former accounts as well as the required information regarding its new accounts has been included in the amended filing and has been organized to mirror the organization of Item 304. Barclay Road also has filed as an exhibit to the Amended Form 8-K the required copy of the letter from the company's former accountants.

With regard to your comment number 4, this letter shall be filed as nonpublic correspondence.

And with regard to comment number 5, please note that the Amended Form 8-K was filed on February 18, 2011. We apologize for delay for the time between our receipt of you comment letter and the Amended filing.

Thank you for your review of this matter.

Sincerely,

Mark O. Van Wagoner

MVW:dmf